BITOODA TECHNOLOGIES, LLC
Statement of Financial Condition
As of December 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70172

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BITOODA TECHNOLOGIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 ARCH STREET

(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Kelly	703-585-1925	tkelly@bitooda.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling & Company LLP

(Name – if individual, state last, first, and middle name)

2 Seaview Blvd., Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)
03/31/2009		3480	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Timothy Kelly_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BITOODA TECHNOLOGIES LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

Signature: _Timothy Kelly_____

Title:
_Chief Executive Officer_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BITOODA TECHNOLOGIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

CONTENTS



Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BitOoda Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BitOoda Technologies, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BitOoda Technologies, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BitOoda Technologies, LLC's management. Our responsibility is to express an opinion on BitOoda Technologies, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BitOoda Technologies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company

Lilling & Company LLP

We have served as BitOoda Technologies, LLC's auditor since 2019.

Port Washington, New York
February 27, 2025

BITOODA TECHNOLOGIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash	$	564,733
Accounts receivable		450,000
Prepaid expenses		9,258
Total Assets	$	1,023,991

Liabilities and Member's Equity

Due to Affiliate	$	5,000
Accounts payable and accrued liabilities		48,810
Total Liabilities	$	53,810
Total Member's Equity	$	970,181
Total Liabilities and Member's Equity	$	1,023,991

The accompanying notes are an integral part of the statement of financial condition

NOTE 1 -   <u>NATURE OF OPERATIONS AND BASIS OF PRESENTATION</u>

<u>Organization and Description of Business</u>
BitOoda Technologies, LLC ("Company") is a limited liability company that was formed under the laws of the state of Delaware on September 28, 2018 and is based in Greenwich, Connecticut. The Company is a wholly owned subsidiary of BitOoda Holdings, Inc. ("Parent"). On July 31, 2020, the Parent changed its business structure from a limited liability company to a C Corporation. On July 2, 2019 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved by FINRA to engage in the following business activities: (1) trading securities for own account; (2) broker or dealer retailing corporate equity securities over-the-counter; (3) non-exchange member arranging for transactions in listed securities by exchange member; (4) exchange traded funds; (5) mergers and acquisitions; (6) Put and call broker or dealer; (7) secondary transactions of Simple Agreement for Future Tokens ("SAFTs") securities; and (8) private placement of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, as the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

NOTE 2 -   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Presentation</u>
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash
Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Accounts Receivable
Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. At December 31, 2024 and 2023 accounts receivable were $450,000 and $100,000 respectively. Accounts receivable at December 31, 2024 represents contract assets due from one customer.

Allowance for Credit Losses
The Company identified accounts receivable carried at amortized cost as impacted by the ASC 326, Financial Instruments - Credit Losses. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Management does not believe that an allowance is required as of December 31, 2024.

Prepaid Expenses
Prepaid expenses consist primarily of amounts paid for annual filing fees net of amortization. Prepaid amounts are amortized over the life related service period.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 2 -   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Investment Banking Fees</u>
Revenue from investment banking fees includes revenue sharing fees generated in connection with investment banking transactions executed by another SEC-registered broker dealer ("Broker") on behalf of customers referred by the Company. Fees generated in connection with such investment banking transactions are primarily recorded at a point in time when the services for the transaction are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for investment banking fees is generally due upon the completion of the transaction. Generally, the Company's performance obligation is to refer its customer to the Broker who is then responsible for completing the investment banking transaction on behalf of the Company. The Company's does not consider its performance obligation in the contract satisfied until the Broker completes the investment banking transaction based on the terms of the specific engagement.

<u>Sub-Advisory Fee</u>
Sub-Advisory Fee represents a portion of investment banking revenue that was paid to a sub-advisor retained to perform mergers and acquisition advisory, and banking services.

<u>Income Taxes</u>
The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. Accordingly, no provision or liability for federal, state, and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax return of the Parent.

The Parent recognizes the effects of uncertain tax positions only when they are more likely than not to be sustained. At December 31, 2024, the Parent did not have any unrecognized tax benefits or liabilities. The Parent operates in the United States of America and in state and local jurisdictions, and returns subsequent to tax year 2020 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 3 -   <u>MEMBER'S EQUITY</u>

During the year ended December 31, 2024, the Parent paid for approximately $855,745 of expenses (See Note 5) of the Company for which repayment was forgiven by the Parent and recorded as a Capital contribution to the Company as shown in the Statement of Cash Flows.

NOTE 4 -   <u>NET CAPITAL REQUIREMENT</u>

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $510,923, which was $410,923 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 5 -   <u>RELATED PARTY TRANSACTIONS</u>

On January 4, 2019, the Company and the Parent entered into an Expense Sharing Agreement ("ESA"). In accordance with the ESA, shared expenses for compensation and benefits, IT, data and communications, consulting, legal, accounting, travel and entertainment, and other administrative expenses are allocated to the Company form the Parent on a monthly basis, based on the type of expense and time allocation of the Parent's personnel, and is paid via intercompany loan from the Parent to the Company. The allocation factors of the ESA are reviewed by management on an annual basis, at a minimum, and updated as deemed necessary.

As a result of these related party transactions, the financial condition of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated as an independent entity.

The Company's ability to continue operations and meet its net capital requirements may be dependent upon continued financial support from its Parent. The Parent has both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern.

Due to affiliate balance of $5,000 relates to a customer payment that was inadvertently made to the Company instead of the Company's affiliate.

NOTE 6 -   <u>SEGMENTS</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, (See Note 1). The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or timing of withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 2). The company derived 56% percent of its total revenues from a single external customer and 44% from another external customer in 2024.

NOTE 7 -   <u>SUBSEQUENT EVENTS</u>

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through February 27, 2025, the date of the filing of this report, and determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in these financial statements.